Exhibit 99.5

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	24	08	2006

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	601	2,175
Nominal value of each share	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£3.36	£4.12

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MISS CLAIRE LOUISE ALLEN	Ordinary	183

Address
73 WEST HILL ROTHERHAM SOUTH YORKSHIRE
UK postcode S61 2EX

Name	Class of shares allotted	Number allotted
MRS ANNE MARGARET AMBROSE	Ordinary	401

Address
15 RAYNER STREET RIPON NORTH YORKSHIRE
UK postcode HG4 2AG

Name	Class of shares allotted	Number allotted
MRS SANDRA ATKINS	Ordinary	458

Address
3 BREACKS CLOSE WIGGINTON YORK NORTH YORKSHIRE
UK postcode YO32 2TW

Name	Class of shares allotted	Number allotted
MR TERENCE BOSWELL	Ordinary	366

Address
12 AVONMEAD MONKTON PARK CHIPPENHAM WILTSHIRE
UK postcode SN15 3PP

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ R H Marchbank	Date 24/8/06
R H Marchbank
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MR MATT HORN	Ordinary	366

Address
16 GLOVERS CRESCENT RIPON NORTH YORKSHIRE
UK postcode HG4 2TB

Name	Class of shares allotted	Number allotted
MR GRAHAM ANDREW MORGAN	Ordinary	200

Address
88 ANSON ROAD GREAT WYRLEY WALSALL WEST MIDLANDS
UK postcode WS6 6JL

Name	Class of shares allotted	Number allotted
MR PAUL SHEPPARD	Ordinary	183

Address
27 FARUNDLES AVENUE LYPPARD WOODGREEN WORCESTER WORCESTERSHIRE
UK postcode WR4 0LX

Name	Class of shares allotted	Number allotted
MR KENNETH SHORTT	Ordinary	436

Address
18 BAYTREE GROVE RAMSBOTTOM BURY LANCASHIRE
UK postcode BL0 9UF

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ R H Marchbank	Date 24/8/06
R H Marchbank
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
MRS ANNE MICHELLE YOUNG	Ordinary	183

Address
17 AMBROSE ROAD RIPON NORTH YORKSHIRE
UK postcode HG4 1SH

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Name	Class of shares allotted	Number allotted

Address

UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ R H Marchbank	Date 24/8/06
R H Marchbank
A director

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc, Parkview 1220,
Arlington Business Park, Theale, Reading
	RG7 4GA	Tel
	DX number	DX exchange

coform